

Mail Stop 4631

March 9, 2016

Via E-mail
Mr. Kevin C. Berryman
Chief Financial Officer
Jacobs Engineering Group, Inc.
155 North Lake Avenue
Pasadena, California 91101

   RE: **Jacobs Engineering Group, Inc.**
      Form 10-K for the Year Ended October 2, 2015
      Filed November 24, 2015
      File No. 1-7463

Dear Mr. Berryman:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Controls and Procedures, page 54

Management's Annual Report on Internal Control Over Financial Reporting, page 54

1. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Financial Statements

9. Income Taxes, page F-31

2.   Based on your income tax footnote disclosures, it appears that there is a significant disparity in the effective tax rates of your domestic and international operations. In this regard, we also note that although your foreign earnings before taxes declined from $253.4 million in 2014 to $146.6 million in 2015, the tax differential on foreign earnings increased from $(8.8million) in 2014 to $(60.1 million) in 2015. Please revise your discussion herein or in Management's Discussion and Analysis to address why your tax differential on foreign earnings increased disproportionately to your decrease in pre-tax foreign earnings. We note your disclosure on page 48 which discusses the reasons for the decline in your effective tax rate, including the $23.1 million tax benefit related to the 2015 Inter-company Debt Refinancing. However, based on the reconciliation you have presented on page F-32, it appears that this discussion should be expanded. If a particular country contributes disproportionately to your income based on significantly lower tax rates, explain the impact such tax structures had on your results. If changes in the geographical mix of income were a significant driver of changes in your effective tax rate, please disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction